Filed by Matthews Corporation International
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Schawk, Inc.
Commission File Number: 001-09335

The Wall Street Analyst

WSA: Good day from Wall Street this is Juan Costello with the Wall Street Analyst joining us today are Joseph Bartolacci the CEO from Matthews International along with the company’s Chief Financial Officer Steven Nicola.  The company trades on NASDAQ and their ticker symbol is MATW.  Thanks for joining us today gentlemen.

Joseph Bartolacci:  Thank you.

Steve Nicola:  You’re welcome.

WSA: Great now starting off please give us a brief history and overview of the company for some of our listeners that may be new to the story.

Joseph Bartolacci:  Oh well thank you Juan let me give you a little bit of the background this is Joe Bartolacci we are a 164 year old company established in Pittsburgh in 1850 as a contact and indenting kind of business we were a branding iron business established by Mr. Matthews here in Pittsburgh.  We evolved over the next hundred years or so to included a couple of other businesses one of those businesses is our graphics imaging which is our packaging business which we’ll talk about related to our Schawk acquisition.  Are cemetery products business which is our bronze foundry which you will see if you walked into most cemetery’s you’ll see a bronze marker somewhere on the ground that would most likely be ours.  As well as our marking and fulfillment business today which is a continuation of what we were in 1850 it is an industrial inline marking equipment business that includes some fulfillment of businesses that we acquired over the last several years.

WSA: Yeah well in terms of that can you talk about your upcoming acquisition of Schawk.

Joseph Bartolacci:  Sure the Schawk business is extremely complimentary to what we do if you understand our packaging business what we do is from design to reprographic services we manage the packaging business for CPG’s around the world.  CPG’s being Consumer Product Goods companies, companies that you would see on a retail store shelf with a lot of familiar brands and names that you’d know every day in your home.  We are the dominant player the leading player that is in the European market and Schawk is the leading player in the United States.  Together we would be the number one by a long distance number one provider of reprographics services and design services to the packaging industry globally.

WSA: And so what are some of the current trends that you guys have been seeing in the sector and how are you positioning the company to capitalize?

Joseph Bartolacci:  Well from a consumer products company package innovation is critical when you see a product on a store shelf that’s the decision moment for a lot of people trying to decided whether they’re going to pick this product or that product often times it’s determined by how much the package pops off the shelf and allows you to make that decision versus another product.  So packaging as a whole continues to grow in important and in complexity which are all drivers of our top line revenue around the world.  As for third world countries and lesser-developed countries begin to develop consumer economies this will be critical for global expansion for all CPG’s.

WSA: Certainly and what are some of the factors that you feel make the company unique from some of the other players in the sector?

Joseph Bartolacci:  As it relates to Schawk specifically?

WSA: As it relates to the plaque business.

Joseph Bartolacci:  Okay so how the Schawk business what is unique about them is the continuity of the product development that they have they start from strategic design and research that occurs at the retail store through for demographic studies for the individual products they’re trying to support all the way down to the package design, to the pre-media reprographic services that allow the products to go to print anywhere on a global basis.  So their continuity of service is a wonderful expansion for us we do not provide all those services today so the opportunities presented from our business stand point is to expand our business to include that continuity of service that spectrum of services related to packaging that we don’t have today.  From there stand point we are probably number one supplier of tooling necessary so tooling in our cases would be gravure cylinders and photo palmer printing plates that are used in the printing industry we think that are ability to add those technical services that product line to the Schawk product line to continue that spectrum of products services we think is a great opportunity for both of our businesses.

WSA: Excellent so perhaps you guys can walk us through your background experience and talk a little bit about the key management.

Joseph Bartolacci:  So I’m going to turn this over to Steve let him tell you about himself first then I’ll come back to me.

Steve Nicola:  Sounds good Joe thanks yes I’m the company’s Chief Financial Officer I’ve been with Matthews since 1992 I joined the company as an accounting and tax manager and formerly of Coopers and Lybrand which is the one of the predecessors to PricewaterhouseCoopers today.  Since joining the company in 1992 I was controller prior to being appointed Chief Financial Officer in 2003.

Joseph Bartolacci:  Joe Bartolacci again my background is very similar to Steve we both started off in public accounting I worked for what was then Touche Ross became Deloitte and Touche worked for a couple of years gained my CPA status went back to law school at the University of Pittsburgh worked for a law firm for about five years became a general council of a retail drug pharmacy business here in the Pittsburgh area for about five years and joined Matthews in 1997 so this is my 18th year.  I’ve worked my way from being the general council at Matthews to running our European businesses to coming back to run one of our other divisions ultimately to become the President and COO in 2005 and the CEO in 2006.

WSA: Great and what are some of the goals and milestones that you guys are hoping to accomplish over the course of next year?

Steve Nicola:  Well I think over the next 12 months I would put that in two categories the first obviously is closing the deal we have some approval processes to go through regulatory approvals as well as shareholder approvals from the Schawk shareholders and so we expect that the likely target for closing on this transaction is sometime in our fiscal fourth quarter which is July, August, September and then I would say the critical milestone from that point is the designing the strategy and the road map toward gaining the synergies that we believe exist and that’s going to be high priority from day one.  We have estimated a total of 35 to 45 million dollars in costs saving synergies alone with this deal and we expect to go to work on those right away in the planning stages right now and then the execution stages immediately upon closing.

WSA: Well good so when it comes to investors and the financial community do you guys believe that the company story and your message and Matthews’ upside are completely understood and appreciated, and if not what do you wish investors better understood about the company?

Joseph Bartolacci:  Well this acquisition kind of continues down the line of one of our long-term strategies, which is to be a leading player in the mixed businesses in which we operate.  If you look at the various businesses that we operate in their relatively small industries with very few players and we are often either a number one or a number two position in that market place.  This particular acquisition makes us a strong number one in the industry we operate very defensible position but more importantly like a lot of our other businesses post acquisition this business will continue to generate a lot of long term stable cash flow.  The types of cash flow that would attract a lot of value investors and we think that story will get communicated pretty clearly over the next 12 or 24 months.

WSA: Great and so once again joining us today are Joseph Bartolacci the CEO for Matthews International along with Steve Nicola the company’s CFO which Matthews trades on NASDAQ ticker symbol MATW currently trading at $40.54 share market cap north of 1.1 billion and before we conclude here gentlemen to recap some of your key points, why do you believe investors should consider the company as a good investment opportunity today.

Joseph Bartolacci:  Well some of the key points that we think it’s a great opportunity to look at us if you look at one side of our business which is memorization we think there’s long term demographic trends are going to support growth from a long term stand point.  What we’ve done with the recent acquisition of Schawk is solidify the other portion of our business, which is our brand solutions business.  Schawk adds a tremendous geographic footprint and a skill set that we do not have so we think what we’ve done with this acquisition is position our stock for today and the future with great cash flows and great opportunities for growth.

WSA: Well we certainly look forward to continuing to track the company’s growth and report on your upcoming progress, and I would like to thank you both for taking the time to join us today update our investor audience on Matthews International MATW.

Steve Nicola:  Your welcome, thank you for hosting us.

Joseph Bartolacci:  Thank you.

Additional Information and Where to Find It

In connection with the merger Matthews International Corporation ("Matthews") will file a registration statement on Form S-4 with the SEC that will include a proxy statement of Schawk, Inc. ("SGK") that also constitutes a prospectus of Matthews with respect to the shares of Matthews's common stock to be issued to SGK's shareholders in the merger. INVESTORS AND SECURITY HOLDERS OF SGK ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY MATTHEWS OR SGK WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Matthews or SGK with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by Matthews with the SEC may be obtained free of charge by going to Matthews's Investor Relations page on its corporate website at www.matw.com, by contacting Matthews's Investor Relations by mail at Matthews International Corporation, Two NorthShore Center, Pittsburgh, Pennsylvania 15212, Attn: Investor Relations Department, or by telephone (412) 442-8200. Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by SGK with the SEC may be obtained free of charge by going to SGK’s Investor Relations page on its corporate website at www.sgkinc.com, by contacting SGK's Investor Relations by mail at SGK, Inc., 1695 S. River Rd., Des Plaines, IL 60018, Attn: Investor Relations Department, or by telephone at (847) 827-9494.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Matthews and SGK, and their respective directors and executive officers may be considered participants in the solicitation of proxies from stockholders of SGK in connection with the proposed transaction. Information about the directors and executive officers of Matthews is set forth in Matthews's Proxy Statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on January 21, 2014, and its Annual Report on Form 10-K for the fiscal year ended September 30, 2013, which was filed with the SEC on November 27, 2013. Information about the directors and executive officers of SGK is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its annual report on Form 10-K for its year ended December 31, 2013, which was filed with the SEC on March 5, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "would," "project," "predict," "continue," "plan" or other similar words or expressions. Such statements are based upon the current beliefs and expectations of Matthews' management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, risks relating to the merger with SGK, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the transaction on relationships with customers, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances.